UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Gildan Activewear Inc.
B.	This is:
	☐	an original filing for the Filer.
	☒	an amended filing for the Filer.
C.	Identify the filing in conjunction with which this form is being filed:
	Names of registrants:	Gildan Activewear Inc.
	Form type:	Annual Report on Form 40-F
	File number (if known):	333-55322
	Filed by:	Gildan Activewear Inc.
	Date filed (if filed concurrently, so indicate):	February 15, 2002
D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at
600 de Maisonneuve Boulevard West, Montreal, Quebec, Canada H3A 3J2
E.	The Filer designates and appoints Gildan USA Inc. (the “Agent”), located at:
1980 Clements Ferry Road, Charleston, SC 29492
as the agent of such Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a) any investigation or administrative proceeding conducted by the Commission; and

(b)  any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which such Form 40-F relates, and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Montréal, country of Canada, on this 25th day of February, 2016.

Gildan Activewear Inc.
By:	/s/ Lindsay Matthews Name:Lindsay Matthews Title: Vice-President, General Counsel and Corporate Secretary

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This statement has been signed by the following person in the capacity and on the date indicated.

Gildan USA Inc. As Agent for Service of Process for Gildan Activewear Inc.
By:	/s/ Andrew Colvin Name:Andrew Colvin Title: Director, Legal Affairs
Date: February 25, 2016